NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                        Contact:  Raymond  Brandstrom
September  2,  2003                                Chief  Financial  Officer
                                                              (206) 298-2909

     EMERITUS ANNOUNCES REPURCHASE OF ITS REMAINING SERIES A PREFERRED STOCK

SEATTLE, WA, SEPTEMBER 2, 2003 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, announced today that the Company repurchased its remaining outstanding Series A Preferred Stock. Emeritus purchased shares with a face value of $12.5 million for $10 million. As part of the purchase agreement, the holder of the Series A Preferred Stock has agreed to forego accrued and unpaid dividends of approximately $5.1 million. The Company anticipates recording one-time gains of approximately $7.6 million, exclusive of transaction costs. The purchase was financed in part through additional mezzanine debt related to seven properties. The mezzanine debt totals $7.5 million with interest of
12.5%  and  matures  in  2006.

With this repurchase, the Company has now repurchased its entire outstanding Series A Preferred Stock. The original stock had a face value of $25 million with approximately $10.1 million of accrued and unpaid dividends. The Company repurchased the stock and all accrued and unpaid dividends for $20 million resulting in recording one-time gains of approximately $15 million in the third quarter. The Company financed this repurchase through a lease transfer related to three communities, additional mezzanine debt, and the sale-leaseback of four additional communities, which is expected to close in early September.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 172 communities representing capacity for approximately 18,000 residents in 32 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and making satisfactory arrangements for the continued operation of the Emeritrust communities as our management agreements for those communities expire. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.